Exhibit 4.2

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (the “Shareholders Agreement”), dated as of September 15, 2005, is entered between

1)                                      EDF INTERNATIONAL S.A. (“EDFI”), a société anonyme organized and existing under the laws of the Republic of France, hereby represented by Mr. Michel Cremieux in his capacity as Deputy Managing Director;

2)                                      DOLPHIN ENERGIA S.A. (“Dolphin Energia”), a sociedad anóinima organized and existing under the laws of the Republic of Argentina, hereby represented by Mr. Marcelo Mindlin, in his capacity as President;

3)                                      NEW EQUITY VENTURES LLC (“NEV”), a limited liability company organized and existing under the laws of Delaware USA, hereby represented by Mr. Diego Salaverri, in his capacity as attorney in fact;

4)                                      IEASA S.A. (“IEASA”), a sociedad anónima organized and existing under the laws of the Republic of Argentina, hereby represented by Mr. Marcelo Mindlin, in his capacity as President; and

5)                                      ELECTRICIDAD ARGENTINA S.A. (“EASA”, and together with Dolphin Energia, NEV, and IEASA, “Dolphin”) a sociedad anónima organized and existing under the laws of the Republic of Argentina, hereby represented by Mr. Marcelo Mindlin, in his capacity as President (Dolphin and EDFI shall be collectively referred to as the “Shareholders”).

RECITALS:

(A)          EDFI and Dolphin Energia have executed a purchase agreement, dated June 10, 2005 (the “Purchase Agreement”), whereby EDFI shall, at Closing (as defined below), sell, assign and transfer to Dolphin, and Dolphin shall purchase, among other things, certain shares of EASA and Empresa Distribuidora y Comercializadora Norte Sociedad AnOrdma (“EDENOR”).

(B)           Upon Closing, EDFI will be the owner of shares representing 25% of the capital stock and voting rights of EDENOR, the holder of a concession for the supply of the public service of distribution and commercialization of electricity to users connected to EDENOR’s energy distribution network, in the north area of Buenos Aires City and of Great Buenos Aires, as granted by National Executive Branch Decree No. 714/92.

(C)           Dolphin Energia has assigned to (i) IEASA, the ordinary shares representing 7,07% of the capital stock and 10% of the voting rights of EASA; and (ii) NEV, e shares representing 14 % of the capital stock and voting rights of EDENOR.

(D)          Upon Closing, NEV will be the owner of shares representing 14 % of the capital stock and voting rights of EDENOR; Dolphin Energia will be the owner of (i) the ordinary shares representing 69,25% of the capital stock and 90% of the voting rights of EASA and (ii) Class “A” and Class “B” preferred shares representing 23,05% of the capital stock of EASA, a company that owns shares representing 51% of the capital stock and voting rights of DENOR; and IEASA will be the owner of the ordinary shares representing 7,07% of the capital stock and 10% of the voting rights of EASA.

(E)           The Shareholders (as defined below) desire to set forth certain agreements among them as direct and indirect shareholders of EDENOR, which shall become effective upon Closing.

NOW, THEREFORE, in consideration of the promises set forth herein, and for the:- good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows.

ARTICLE I

DEFINITIONS

SECTION 1.01.  Definitions.  As used in this Shareholder Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Act” shall mean the Argentine Business Corporations law Nr. 19,550, as mended from time to time.

“Affiliate” shall mean (i) in the case of any person, including Dolphin, any person, firm or corporation that directly or indirectly controls, is controlled by or is under common control with such person, (ii) in the case of Dolphin only, any Eligible Transferee, and (iii) in the case of any Transferee (as defined in Section 6.03.(c)) only, any person with whom such Transferee has signed a shareholders agreement, voting agreement or other similar form of agreement in connection with its direct or indirect equity participation in EDENOR.

“Argentine Pesos” or “Pesos” shall mean the lawful currency of Argentina.

“Articles of Incorporation” shall mean the Estatutos of EDENOR.

“Auditors Committee” shall mean the Auditors Committee (Comisión Fiscalizadora) of EDENOR.

“Block Trade” means a transfer by NEV of any Class B Shares to one or more third parties (whether through brokers or otherwise) in a block trade after a trading market for such Class B Shares has developed.

“Board” shall mean the Board of Directors of EDENOR.

“Business Day” shall mean any day other than (a) a Saturday or a Sunday or (b) any other day on which banks located in New York, Paris or Buenos Aires are closed for business.

“Cash” shall mean US Dollars or Euros or any other currency that may replace them in the future.

“Class A Shares” shall mean the class A common shares of EDENOR.

“Class B Shares” shall mean the class B common shares of EDENOR.

“Closing” (as defined in Section 2.02 of the Purchase Agreement) shall mean the act upon which the sale by EDFI and purchase by Dolphin, IEASA and NEV of certain shares of EASA and EDENOR shall take place.

“Concession Contract” shall mean the contract by and between the Argentine National Executive Branch and EDENOR, dated September 1, 1992, whereby EDENCR has been awarded a concession for the supply of the public service of distribution and commercialization of electricity to users connected to EDENOR’s energy distribution network within the area specified in the Concession Contract.

“EASA” shall have the meaning specified in the headings of this Shareholder Agreement.

“EDENOR” shall have the meaning specified in Recital (A) hereof.

“Eligible Transferee” in addition to what is provided for in the Purchase Agreement, IEASA and NEV.

“Excluded Dolphin Transaction” means any of the following transactions: (i) any direct or indirect transfer by Dolphin to an Affiliate of Dolphin; (ii) any transfer of Class B Shares in a public market sale (whether through brokers or otherwise), provided such transfer (a) involves in any year less than 3% of the issued and outstanding Shares and (b) is effected in a manner designed to be widely dispersed in the market, and (iii) any transfer of Class B Shares in a public market sale (whether through brokers or otherwise) to be effected in a manner designed to be widely dispersed in the market provided EDFI is given the right to participate in such transfer pro-rata for its Class B Shares with respect to the total amount of Class B Shares of Dolphin and its Affiliates under substantially the same terms and conditions as those described in the Registration Agreement in Section 5.01.

“Marketable Securities” shall mean securities traded in the New York, London or Paris stock exchanges.

“Shareholders Agreement” shall mean this Shareholders Agreement, together with the Exhibits attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

“Shares” shall mean the Class A Shares, the Class B Shares, the Class C Shares and other type of security, derivative or convertible instrument that results or could result in a beneficial equity ownership in EDENOR.

“Stand-by Letter of Credit” shall mean a letter of credit issued by a AAA financial institution acceptable to EDFI.

SECTION 1.02.  Interpretation.  (a) Any capitalized term used herein that is not defined in this Shareholders Agreement shall have the meaning ascribed to it in the Purchase Agreement.  All terms defined in this Shareholder Agreement in the singular shall have the same meaning when used in the plural and vice versa.  The words “hereof’, “herein” and “hereunder”, and words of similar import when used in the Shareholder Agreement shall refer to the Shareholder Agreement as a whole and not to any particular provision of this Shareholder Agreement; and “section”,” subsection”, “schedule” and “exhibit” references are to this Shareholder Agreement unless otherwise specified.

(b)           Notwithstanding anything herein to the contrary, any reference in this Agreement to Dolphin “causing” (or any similar word or phrase) EDENOR to do an act or thing shall apply only to the extent that Dolphin (either directly or indirectly through any Affiliate) (i) owns a majority of the voting securities of EDENOR or (ii) has the right to appoint a majority of the Board of EDENOR.

ARTICLE II

PURPOSE AND EFFECTIVENESS

SECTION 2.01.  Purpose.  The purpose of this Shareholder Agreement is to regulate the relationship of the parties as direct and indirect shareholders of EDENOR (“Shareholders”), and to record the guidelines that will lead the parties’ action in their task of conducting and managing EDENOR, trying to minimize the causes of potential conflicts and to provide for mechanisms to resolve conflicts, if any, as fairly as possible.  Except to the extent otherwise provided, the liability of Dolphin Energia, EASA, NEV and IEASA regarding the compliance of this Shareholder Agreement will be joint and several.

SECTION 2.02.  Effectiveness.  All of the provisions of this Shareholders Agreement shall become effective on the date hereof.

SECTION 2.03.  Transfers.  All transferees of rights and obligations under this Shareholders Agreement pursuant to the terms of this Shareholders Agreement must agree in writing to be bound by the provisions and obligations of this Agreement.

ARTICLE III

CORPORATE GOVERNANCE

SECTION 3.01.  Undertaking of the Shareholders.  Each of the Shareholders covenants and agrees with each other to do and to cause to be done all such acts and things, including voting its Shares and causing its appointed members of the Board and/or nominees to do or cause to be done all such acts and things (to the maximum extent permitted by law), notwithstanding any conflicting provision in the Articles of Incorporation.  In the case of any conflict between the provisions of this Shareholders Agreement and the provisions of the Articles of Incorporation, the Shareholders shall do such things as are necessary to amend such

Articles of Incorporation to resolve such conflict so that the provisions hereinafter se; forth shall, to the maximum extent permitted by law, at all times prevail.

SECTION 3.02.  Directors.  EDFI shall have the right to nominate 2 members to the Board, provided, however, that in the event that EDFI holds less than 15% but at least 7.5% of the issued and outstanding shares of EDENOR, EDFI shall have the right to nominate 1 member to the Board.  In case that EDFI’s beneficial economic ownership in EDENOR is reduced below 7.5% of its issued and outstanding shares, EDFI shall no longer have the right to nominate any member to the Board, except to the extent Argentine law entitles it to nominate and elect such member.  In the event that a vacancy in the Board arises for any reason whatsoever, it shall be filled by the election or appointment of a director nominated by the Shareholder that nominated its predecessor in accordance with the provision of this Shareholders Agreement.

SECTION 3.03.  Auditors Committee.  For as long as EDFI holds at least 7.5% of the issued and outstanding shares of EDENOR, EDFI shall have the right to nominate 1 member of the Auditors Committee.  In case that EDFI’s beneficial economic ownership in EDENOR is reduced below 7.5% of its issued and outstanding shares, EDFI shall no longer have the right to nominate any member to the Auditors Committee, except to the extent Argentine law entitles it to nominate and elect such member.  In the event that a vacancy in the Auditors Committee arises for any reason whatsoever, it shall be filled by the election or appointment of an auditor nominated by the Shareholder that nominated its predecessor in accordance with the provision of this Shareholders Agreement.

SECTION 3.04.  Shareholders Meetings.  (a) Each of the Shareholders agrees to vote its Shares for the election, as members of the Board and of the Auditors Committee, of candidates nominated in accordance with Sections 3.02 and 3.03.

(b)           So long as EDFI maintains a beneficial economic interest in EDENOR of at least 15% and except as otherwise permitted or contemplated in this Shareholders Agreement, the taking of any of the following actions or implementation of any of the following matters by EDENOR, or by Dolphin as shareholder of EDENOR, shall: require the prior written approval of EDFI:

(i)            any issue of Shares, or any other type of security or derivative or convertible instruments that could imply or result in a beneficial equity ownership in EDENOR, or any amalgamation, arrangement, continuance, winding-up, dissolution, liquidation, merger, acquisition or joint venture or any other transaction or scheme that would dilute EDFI’s beneficial economic ownership in EDENOR at the time of such issuance, acknowledging both EDFI and Dolphin that this provision was specially considered by EDFI in order to enter into the Purchase Agreement and into this Shareholders Agreement;

(ii)           any transaction between EDENOR and Dolphin or an Affiliate of Dolphin (other than dividends paid to all shareholders of EDENOR, customary director fees and other customary arrangements in Argentina provided to all directors of EDENOR), unless Dolphin provides evidence reasonably satisfactory to EDFI that any such transaction is on an arm’s length basis, provided, that, EDENOR shall be allowed to transfer to EASA up to US$2,000,000 per annum in accordance with Argentine law and proper practice;

(iii)          any amendments to the Articles of Incorporation that could adversely affect EDFI’s beneficial economic ownership in EDENOR;

(iv)          any proposed sale, lease, exchange or other similar disposition of: f assets of EDENOR for a value below their fair or book value, and any agreement or undertaking with respect thereto;

(v)           the sale of all or a significant portion of the property, assets or undertakings of EDENOR;

(vi)          any purchase or redemption of Shares by EDENOR or any other return of capital, except on a pro-rata basis;

(vii)         any voluntary bankruptcy declaration or initiation of any voluntary insolvency proceeding, except for any reorganization structure that EDFI, Dolphin Energia and EASA have agreed within the Indicative Debt Restructuring Agreement;

(viii)        any merger, acquisition or entry into new lines of business not related to the energy distribution business, the establishment of a business other than that currently carried on by EDENOR or any material change in the existing business of EDENOR;

(ix)           any declaration or payment of dividends;

(x)            any single transaction or series of related transactions that would (i) involve the receipt of, or (ii) involve the disbursement by EDENOR of, amounts in excess of US$50,000,000 (other than payments to be made in connection with the restructuring of EDENOR’s indebtedness to be made in accordance with the Indicative Debt Restructuring Agreement) ; or

(xi)           any single transaction or series of related transactions that would imply the incurrence of indebtedness and/or guarantees in excess of US$50,000,000 over the outstanding amount nominal total debt in EDENOR after completion of the debt restructuring to be conducted in the terms set forth in the Indicative Debt Restructuring Agreement.

(c)           EDFI shall have the right to cause EDENOR to challenge any local legislation that could materially and negatively affect EDENOR’s business or EDFI’s economic ownership in EDENOR or EDFI’s rights under the Related Agreements, provided, that neither EDENOR nor Dolphin shall be held liable for any failure to effect a change in the subject legislation as a result of its challenge, provided, further, that, EDENOR shall not be obliged to challenge any legislation affecting EDFI’s investment or rights in the Purchase Agreement, this Agreement or any other Related Agreement to the extent such challenge may materially and negatively affect the situation of EDENOR’s Concession Contract or its business taken as a whole.

SECTION 3.05.  External Auditors.  Dolphin shall cause EDENOR to have at all times one of the following firms: PriceWaterhouseCoopers, Ernst & Young, Deloitte & Touche and KPMG as its external auditor, unless none of such firms is available, in which case the Shareholders shall agree on which international firm shall be EDENOR’s external auditor.  To the extent permitted by Argentine law, EDFI shall have the right through its directors in EDENOR to make inquiries to the statutory auditor.  Upon request of EDFI to EDENOR, EDFI shall have the right through any of the directors appointed by it, to have access to EDENOR’s external auditor without the presence of management of Dolphin or EDENOR and may request to have access to all documents and communications in relation to internal audits, to the extent permitted, and in compliance with, Argentine law.

SECTION 3.06.  Duty to Inform Bankruptcy Petitions.  So long as EDFI shall have the right to nominate one director of EDENOR, Dolphin shall (i) immediately inform EDFI of the filing (or threatened filing in writing) of any bankruptcy petition filed by a third party; (ii) deliver to EDFI all the documentation necessary for EDFI to adequately assess the terms and grounds of any such bankruptcy petition (or threat thereof) and (iii) use its best efforts to take into account any comments provided by EDFI to such bankruptcy petition in EDENOR’s response to any such petition (or threat thereof), provided such comments are furnished to Dolphin and EDENOR within 2 court days of Dolphin’s notification of such petition to EDFI.

SECTION 3.07.  Indemnity.  Dolphin shall cause EDENOR to hold any director nominated by EDFI in accordance with the terms and conditions of this Agreement, as well as the member of the Auditors Committee nominated by EDFI, harmless from and against any claim, demand, cost, damages, expenses and/or liabilities of any nature incurred or sustained by them as a result of or in connection with their position held in EDENOR, including reasonable fees of the legal counsel to be selected by EDFI, except in case of willful misconduct of any of such directors or member of the Auditors Committee.  In addition, Dolphin shall cause EDENOR to bear reasonable fees of legal counsel selected by EDFI to defend former directors, officers and members of the Auditors Committee of EDENOR in connection with any claim they may suffer as a result of actions taken prior to the Closing, except in case of willful misconduct of any of such former directors, officers or members of the Auditors Committee.  Dolphin shall refrain from, and cause EASA and EDENOR to refrain from, filing any claim of any nature against any former director, officer or member of the Auditors Committee of EDENOR arising from or in connection with their position held in EDENOR, except in case of willful misconduct of any of such directors, officers or member of the Auditors Committee.

SECTION 3.08.  Commitment of EDFI.  EDFI commits to (i) instruct the directors of EDENOR nominated by it to vote favourably any board decision regarding the restructuring of EDENOR’s indebtedness, (ii) vote favourably as a shareholder of EDENOR any shareholders decision regarding the restructuring of EDENOR’s indebtedness and (iii) vote favourably, or cause any affiliated party to vote, any indebtedness of EDENOR held by EDF: or such other affiliated party, regarding any restructuring proposal made by EDENOR to its creditors.  In all these cases, this commitment applies to the extent any such decision or proposal is in agreement with the Indicative Debt Restructuring Agreement.

ARTICLE IV

RELATED AGREEMENTS

SECTION 4.01.  Execution of Related Agreements.  (a) Prior to the execution of this Shareholders Agreement the parties hereof (or any Affiliate or permitted assignee thereof) have entered into the following Agreements:

(i)            Purchase Agreement.  Purchase Agreement entered into between EDFI and Dolphin Energia whereby the parties agree to the purchase by Dolphin Energia and IEASA of 216,965,889 shares representing 100% of the capital stock and voting rights of EASA, and by NEV of 116,425,420 shares representing 14% of the capital stock and voting rights of EDENOR, as amended as of the date hereof.

(ii)           Commitment Agreement to Execute a Technical Assistance Agreement.  Agreement to Execute a Technical Assistance Agreement entered into between Dolphin Energia and EDF:.

(b)           On or before Closing, the parties hereof (and/or their Affiliates), will have entered into the other Related Agreements referred to in Section 2.04(vii) of the Purchase Agreement, and such other agreements as they may agree.

ARTICLE V

REGISTRATION RIGHTS

SECTION 5.01.  Registration Rights.  Simultaneously with the Closing of the transaction pursuant to the Purchase Agreement, Dolphin shall sign and shall cause EDENOR to sign, a registration rights agreement among Dolphin Energia, EDENOR and EDFI (the “Registration Agreement”).  Under such Registration Agreement, EDFI shall have the right to request in writing that EDENOR register and/or list the Class B Shares (a “Request”) (which Request shall indicate the intended method or methods of disposition thereof) by filing with the relevant authorities either in (i) New York, (ii) London or (iii) Paris, as determined by EDENOR, a registration statement or other applicable required listing document of EDENOR that covers the Class B Shares requested to be included therein pursuant to the Request.  The parties agree that EDENOR shall not be obligated to effect a demand registration unless a minimum of 10% of EDENOR’s capital stock provide notice of such demand and such 10% is to be offered under the correspondent registration statement.

ARTICLE VI

TRANSFER OF SHARES RESTRICTIONS AND UNDERTAKINGS

SECTION 6.01.  Tag-Along Right.  (a) With respect to any proposed direct or indirect transfer by Dolphin of its Shares (other than an Excluded Dolphin Transaction and subject to Section 6.01(e)) including any proposed transfer by EASA of its Class A Shares, to any person, whether pursuant to a stock sale, a tender or exchange offer or any other sale transaction (any such transaction, a “Dolphin Sale”), Dolphin will have the obligation, and EDFI will have the right, to require the proposed transferee (a “Proposed Transferee”) to purchase from EDFI a pro-rata number of Shares upon the same terms and conditions (including time of payment and form of consideration) as to be paid and given to Dolphin; provided, that EDFI shall not be required to make representations, warranties or covenants or provide indemnification with respect to any matter other than its ownership of the Shares transferred, its ability to transfer such Shares free and clear of all encumbrances and its authority and due authorization to transfer such shares.  Each party will be responsible for its pro-rata share of the costs incurred in connection with the Dolphin Sale to the extent not paid or reimbursed by the Proposed Transferee, except for the investment banking fees provided for in Section 6.01(c) below which shall be borne by the parties as provided therein.  For purposes of this Shareholders Agreement, a party’s “pro-rata share” of its Shares shall be determined by reference to the aggregate percentage of Shares being offered for sale by the person proposing to transfer such Shares with respect to such person’s aggregate holdings of all Shares at the time of such sale under this Article VI.

(b)           Dolphin will give notice to EDFI of each proposed Dolphin Sale at least 30 days prior to the proposed consummation of such Dolphin Sale (other than in the case of an Excluded Dolphin Transaction or an auction pursuant to the culmination of a “Periodo de Gestión” under the Concession Contract), setting forth the number of Shares proposed to be so transferred, the name and address of the Proposed Transferee, the proposed amount, form of consideration and other terms and conditions, including, but not limited to, conditions of payment, offered by the Proposed Transferee and a representation that the Proposed Transferee has been informed of the tag-along rights provided for in this Section 6.01.  Dolphin will deliver or cause to be delivered to EDFI copies of all transaction documents relating to the proposed Dolphin Sale as the same become available.  The tag-along rights provided by this Section 6.01 must be exercised by EDFI within 25 days following receipt of (i) the notice required by the preceding sentence or (ii) the notice to be given to Dolphin and EDFI in accordance with Section 6.01(c) below, as the case may be, by delivery of a written notice to Dolphin indicating its desire to exercise its rights and specifying the number of Shares it desires to sell.  EDFI will be entitled under this Section 6.01 to transfer to the Proposed Transferee only the number of Shares calculated in accordance with Section 6.01(a).

(c)           In case that the consideration offered to Dolphin by the Proposed Transferee were other than Cash or Marketable Securities (“In-Kind Consideration”), Dolphin and EDFI shall agree on the valuation of the In-Kind Consideration to be received from the Proposed Transferee.  In case that an agreement were not reached within 10 days as from receipt by EDFI of the notice referred to in Section 6.01(b) above, EDFI and Dolphin shall select and hire a first rate investment bank from those identified in the list of institutions included in Exhibit A in order to provide a Cash value of the In-Kind Consideration so offered.  Such investment bank shall provide its valuation to EDFI and Dolphin within 30 days.  Dolphin and EDFI shall share the costs incurred in connection with this valuation, to the extent not paid or reimbursed by the Proposed Transferee.

(d)           If EDFI exercises its rights under Section 6.01, the closing of the purchase of the Shares with respect to which such rights have been exercised will take place concurrently with the closing of the sale of Shares to be transferred by Dolphin to the Proposed Transferee, provided that in the event the sale involves In-Kind Consideration as provided in Section 6.01(c),

Dolphin shall receive the In-Kind Consideration that otherwise would have been paid to EDFI from the purchase of the Shares and pay EDFI in exchange for such In-Kind Consideration at Closing the Cash value of such In-Kind Consideration as determined pursuant to Section 6.01(c).

(e)           In case of a Block Trade, Dolphin shall be required to notify EDFI in writing of the occurrence of such Block Trade upon settlement of such Block Trade.  Such notice shall include the number of Shares transferred and the price paid to Dolphin per share (net of expenses).  EDFI shall have 15 days from the receipt of Dolphin’s notice to decide whether to require Dolphin to acquire from EDFI EDFI’s pro rata share that, had Section 6.01(a) and (b) applied, been subject to such tag-along provisions.  If EDFI indicates its desire to sell such shares to Dolphin, Dolphin shall have 10 days to effect such acquisition paying the same per share consideration (and on the same terms) received (or to be received by it) in connection with such Block Trade (net of expenses).

(f)            In the case of an auction of A shares pursuant to the Concession Contract at the end of a “Periodo de Gestión” where Dolphin is not the winner, Dolphin shall be required to promptly notify EDFI in writing of the terms of such sale.  EDFI shall have 15 days from the receipt of Dolphin’s notice to decide whether to require Dolphin to acquire from EDFI a corresponding pro rata portion of EDFI Shares calculated according to Section 6.01(a).  If EDFI indicates its desire to sell such Shares to Dolphin, Dolphin shall have 10 days to effect such acquisition paying the same per Share consideration (and in the same terms) received (or to be received by it) in connection with such auction of Class A shares.

SECTION 6.02.  Drag-Along Right.  (a) (i) In case that Dolphin or any of its Affiliates do not pay the Put Option (as such term is defined below) within 90 days of its exercise by EDFI, or (ii) in case EDENOR defaults in the payment of any fees due under the Technical Assistance Agreement and any such default under the Technical Assistance Agreement is not remedied within 45 days of EDENOR and Dolphin having received a written default notice from EDFI, EDFI shall have, for a period of 12 months from the last date in which Dolphin could have paid the Put Option in case (i), and for a period of 12 months from the date of such payment default in case (ii), a right to sell to a bona fide third party all of NEV’s Shares, Dolphin Energia’s shares in EASA, and IEASA’s shares in EASA (the “Drag-Along Right”).  Dolphin hereby agrees and Dolphin shall cause EASA to agree (and by executing this Shareholders Agreement irrevocably grants to EDFI the required powers of attorney, in the form attached hereto as Exhibit B, Exhibit C and Exhibit D respectively) that, if requested by EDFI pursuant to this Section 6.02(a), Dolphin and EASA will transfer to such bona fide third party, all of NEV’s Shares, Dolphin Energy’s shares in EASA and IEASA’s shares in EASA receiving the same terms and conditions (including time of payment and form of consideration) as to be paid and given to EDFI, provided that the price of Dolphin’s EASA shares shall be adjusted if applicable based on any net debt that EASA may have.  Upon completion of such transfer all rights and obligations of the parties under the Put Option shall be extinguished.

(b)           In connection with the Drag-Along Right, EDFI shall have the right to cause EDENOR, EASA and NEV to provide EDFI’s legal and financial advisors and any potential buyers with reasonable access subject to a Confidentiality Agreement; to EDENOR’s, EASA’s and NEV’s officers, advisors, auditors, legal counsel, operations and books and records of the companies in order to consummate a sale process of its Shares subject to the Drag-Along Right.

(c)           EDFI will give notice (the “Drag-Along Notice”) to Dolphin Energia and/or EASA and/or NEV and/or IEASA as the case may be, of any proposed transfer giving rise to the tights of EDFI set forth in Section 6.02(a).  The Drag-Along Notice will set forth, the name and address of the third party and the proposed amount and form of consideration.  EDFI will notify Dolphin at least 30 days in advance of entering into a definitive agreement in connection with such offer.  In any such agreement, Dolphin will be required to pay its proportionate share of the costs incurred in connection with such transfer to the extent not paid or reimbursed by the third party.  Such Drag-Along Notice may be amended at any time by EDFI and shall remain valid for the 12-month time-period contemplated in Section 6.02(a), subject to Section 6.02(d).

(d)           Notwithstanding the above, in case that the Drag-Along Right is exercised pursuant to Section 6.02(a) above and the consideration for the Shares offered by the third party were less than the Put Option Exercise Price (as such term is defined below), then the Drag-Along Notice shall also constitute an irrevocable offer to sell EDFI’s Shares (the “Offered Equity”) for the same consideration and on the same terms and conditions set forth by the third party.  In such case, Dolphin shall have the right, for a period of 25 days after the Drag-Along Notice is given (the “Response Period”) to purchase, pursuant to the Drag-Along Notice, in whole but not in part, the Offered Equity, exercisable by delivering (i) a written notice to EDFI, within the Response Period, stating therein that all of the Offered Equity will be purchased and (ii) a Stand-By Letter of Credit supporting the obligation of Dolphin to pay in full the purchase price for the Offered Equity.  If Dolphin exercises such a right, the Drag Along right will no longer be exercised and all right and obligations of the parties under the Put Option shall be extinguished.

SECTION 6.03.  Put Option.  (a) Dolphin hereby grants to EDFI the right and option to require Dolphin, at any time between April 1, 2013 and April 30, 2013 and between April 1, 2014 and April 30, 2014 (the “Put Option Exercise Period”), subject to the procedure set out in Section 6.03(b), to purchase, or cause Dolphin’s Affiliates to purchase for Dolphin, all, but not less than all, of the Shares beneficially owned by EDFI at that time upon the terms and conditions set forth in this Shareholders Agreement (the “Put Option”) for the amount calculated pursuant to the following formula (the “Put Option Exercise Price”):

(EBITDA x Multiple — Net Debt) x Percentage — PCB Penalties,

whereby:

(i)            EBITDA is equal to the operating profit, excluding non-recurrent and extraordinary items, plus depreciation and amortization of EDENOR, based on the consolidated audited financial statements for the twelve-month period ending on December 31 of the year preceding the Put Option Exercise Period;

(ii)           Multiple is equal to 6;

(iii)          Net Debt is equal to the financial liabilities (other than financial liabilities arising out of PCB Penalties) minus cash, cash equivalents and unconsolidated investments of EDENOR (adding to this cash amount any payment made, cost incurred or consideration given in relation to the PCB Penalties), based on the consolidated audited financial statements for the twelve-month period ending on December 31 of the year preceding the Put Option Exercise Period;

(iv)          Percentage is equal to the Shares of EDFI divided by the total issued and outstanding shares of EDENOR;

(v)           PCB Penalties equals without any double counting (a) 50% of all legal expenses, fines, penalties and losses incurred by EDENOR as from Closing arising specifically as a consequence of the case referred to in Schedule 6.03(a)(v) minus (b) 50% of any insurance proceeds paid to, and any tax benefits, if any, effectively obtained by EDENOR arising from the case referred to in Schedule 6.03(a)(v); and

(vi)          For purposes of interpretation of this Section 6.03(a), all terms used herein shall be interpreted in accordance with Argentine GAAP.

(b)           EDFI may exercise the Put Option by delivering an irrevocable written notice (the “Put Notice”) to Dolphin of its determination to exercise the Put Option and indicating the Put Option Exercise Price.  EDFI may deliver the Put Notice at any time during the Put Option Exercise Period.  The Put Option Exercise Period shall be automatically extended in the case that the audited consolidated financial statements have not been approved by EDENOR, issued and delivered to EDFI by March 10, 2013 (for the Put Option Exercise Period commencing on April 1, 2013 and ending on April 30, 2013) and by March 1C, 2014 (for the Put Option Exercise Period commencing on April 1, 2014 and ending on April 30, 2014).  Upon receipt of the Put Notice, Dolphin shall have 90 days to purchase, or cause its Affiliates to purchase, all the Shares owned by EDFI or its Affiliates in cash upon the terms and conditions set forth in this Shareholders Agreement or otherwise be subject to the Drag-Along Right described in Section 6.02.

(c)           The Put Option shall terminate upon a sale by Dolphin or any of its Affiliates to a new third party transferee (a “Transferee”) of a direct or indirect equity participation in EDENOR in accordance with the terms and conditions of this Shareholders Agreements if (i) after the consummation of such sale Dolphin either directly or indirectly through any of its Affiliates (a) would hold less than a majority of the voting securities of EDENOR, or (b) would not have the right to appoint a majority of the Board of Directors of EDENOR; and (ii) the terms of such sale imply that (a) the consideration to be received by EDFI upon its exercise of the Tag-Along Right is higher than the Put Option Exercise Price (calculated using the formula provided for in Section 6.03(a) and the audited consolidated financial statements of EDENOR for the fiscal year immediately prior to the date in which Dolphin wishes to sell its direct and indirect equity participation in EDENOR) to be received by EDFI by exercising the Put Option at such point in time, and (b) EDFI having the opportunity to exercise its Tag-Along Right decided not to do so.

SECTION 6.04.  Call Option.  (a) EDFI hereby grants to Dolphin the right and option to require EDFI, at any one time between April 1, 2015 and April 30, 2015 and between April 1, 2016 and April 30, 2016 (the “Call Option Exercise Period”), subject to the procedure set out in Section 6.04(b), to sell, or cause EDFI’s Affiliates to sell, all, but not less than all, of the Shares beneficially owned by EDFI to Dolphin, upon the terms and conditions set forth in this Shareholders Agreement (the “Call Option”) for the amount calculated pursuant to the following formula (the “Call Option Exercise Price”):

(EBITDA x Multiple – Net Debt) x Percentage – PCB Penalties,

whereby:

(i)            EBITDA is equal to the operating profit, excluding non-recurrent and extraordinary items, plus depreciation and amortization of EDENOR, based on the consolidated audited financial statements for the twelve-month period ending on December 31 of the year preceding the Call Option Exercise Period;

(ii)           Multiple is equal to 6;

(iii)          Net Debt is equal to the financial liabilities (other than financial liabilities arising out of PCB Penalties) minus cash, cash equivalents and unconsolidated investments of EDENOR (adding to this cash amount any payment made, cost incurred or consideration given in relation to the PCB Penalties), based on the consolidated audited financial statements for the twelve-month period ending on December 31 of the year preceding the Call Option Exercise Period;

(iv)          Percentage is equal to the Shares of EDFI divided by the total issued and outstanding shares of EDENOR;

(v)           PCB Penalties equals without any double counting (a) 50% of all legal expenses, fines, penalties and losses incurred by EDENOR as from Closing arising specifically as a consequence of the case referred to in Schedule 6.03(a)(v) minus (b) 50% of any insurance proceeds paid to, and any tax benefits, if any, effectively obtained by EDENOR arising from the case referred to in Schedule 6.03(a)(v);

(vi)          For purposes of interpretation of this Section 6.04(a), all terms used herein shall be interpreted in accordance with Argentine GAAP.

(b)           Dolphin may exercise the Call Option by delivering an irrevocable written notice (the “Call Notice”) to EDFI of its determination to exercise the Call Option and indicating the Call Option Exercise Price.  Dolphin may deliver the Call Notice at any time during the Call Option Exercise Period.  Upon receipt of the Call Notice, EDFI shall be obligated for a time period not to exceed 90 days, to sell, or cause its Affiliates to sell, to Dolphin, for cash, all the Shares owned by EDFI or its Affiliates upon the terms and conditions set forth in this Shareholders Agreement.

SECTION 6.05.  Right of First Offer.  Except in the case of a transfer to an EDFI’s Transferee, as provided for in Section 9.05(a):

(a)           If EDFI desires to directly or indirectly (including by transferring equity in an entity that owns the Shares except as set forth in clause (d) below) transfer any Shares, EDFI shall, prior to consummating any such transfer, deliver a notice to Dolphin stating the number of Shares to be directly sold or in the case of indirect transfers; the number of shares to be sold of the entity that owns the Shares, the requested consideration and other relevant terms and conditions.  Such delivery shall constitute an irrevocable offer to sell (the “Sale Offer”) the relevant Shares or shares of the entity that owns the Shares, as the case may be (the “Offered  Equity”).  Dolphin shall have the right, for a period of 30 days after the Sale Offer is given (the “Response Period”) to purchase pursuant to the Sale Offer, in whole but not in part, the Offered Equity, exercisable by delivering (i) a written notice to EDFI (the “Acceptance Letter”), within the Response Period, stating therein that all of the Offered Equity will be purchased and (ii) a Stand-By Letter of Credit supporting the obligation of Dolphin to pay in full the purchase price for the Offered Equity.

(b)           If Dolphin shall have notified EDFI within the Response Period that Dolphin desires to purchase all, and not less than all, of such Offered Equity and shall have delivered a Stand-By Letter of Credit supporting the obligation of Dolphin to pay in full the purchase price for the Offered Equity, Dolphin shall have 60 calendar days from the Response Period to complete such purchase.

(c)           If Dolphin shall (i) not have delivered the Acceptance Letter and an acceptable Stand-By Letter of Credit within the Response Period, or (ii) not have completed such purchase within such 90-calendar-day period, then EDFI shall have the right, but not the obligation, to sell its Offered Equity to any person at the price and on the terms and conditions at least as favorable as those set forth in the Sale Offer, provided, that, if such sale of the Offered Equity is not closed by EDFI within one calendar year following expiration of the Response Period, then EDFI shall again be obliged to make to Dolphin a Sale Offer upon determining EDFI’s desire to consummate a transaction to transfer any Shares of EDENOR held by it.

(d)           The first offer right contemplated hereunder shall not apply (i) in case of indirect sales of Shares if the indirect transfer of Shares is effected through the sale of equity of an EDFI Affiliate whose primary assets are not the Shares, (ii) any transfer of Class B Shares in a public market sale (whether through brokers or otherwise), provided such transfer (a) involves in any year less than 3% of the issued and outstanding Shares and (b) is effected in a manner designed to be widely dispersed in the market, or (iii) in cases of sales through a public offering pursuant to the exercise of the rights provided under Section 5.01.

SECTION 6.06.  Unpaid Management Fee.  Each of the parties agrees bat the unpaid Management Fee owed to EDF pursuant to the Management, Supervision and Technical Assistance Agreement dated as of March 9, 1993 (the “MTA”) shall, on the Closing Date, be reduced to US$ 5,200,000 and is payable upon Closing or immediately thereafter.  EDFI shall take all acts necessary to assign to Dolphin all of its rights to payment of such annual installments al Closing.  All fees under the MTA shall stop accruing and cease to become due and payable as of April 1st, 2005.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

SECTION 7.01.  Representations and Warranties of the parties.  Each party hereby represents and warrants to each party as follows and acknowledges that each other party is relying upon such representations and warranties in entering into this Shareholder Agreement, which representations and warranties shall remain true and in effect as of Closing:

(a)           Authority.  Each Shareholder has all the necessary legal power, authority and capacity to enter into this Shareholder Agreement and perform its obligations hereunder;

(b)           No Violation.  Neither the execution and delivery of this Shareholder Agreement by each Shareholder nor the performance by each Shareholder of such Shareholder’s obligations hereunder will conflict with or result in the violation of any of the terms and provisions of any agreement, obligation, contract or commitment to which such Shareholder is a party to and by which such Shareholder is bound; and

(c)           Legal, Binding Obligation.  All necessary actions have been taken by such Shareholder to authorize execution and delivery of this Shareholder Agreement by such Shareholder and the performance by such Shareholder of its obligations hereunder, and this Shareholder Agreement has been duly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

ARTICLE VIII

SPECIFIC PERFORMANCE

SECTION 8.01.  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Shareholder Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Shareholder Agreement, without any bond or other security being required, and to enforce specifically the terms and provisions of this Shareholder Agreement; this being in addition to any other remedy to which they are entitled at law or in equity.  Upon the occurrence of default, late-payment interest will accrue on all unpaid amounts at an interest rate of LIBOR plus 3%, compounded quarterly, from the date the obligation is due to the date of actual payment.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01.  Confidentiality.  Neither Shareholder nor any of its officers, directors and/or employees shall make any public announcement, press release, or disclosure to any third party of the terms and conditions of this Shareholder Agreement without the prior written consent of the other Shareholder.  Any information expressly required by their legal or contractual obligations is excepted from this limitation.

SECTION 9.02.  Governing Law.  This Shareholder Agreement shall be governed by and interpreted in accordance with the law of New York (without regard to conflicts of laws principles).  EDFI and Dolphin agree not to assert any claim against each other or any of their respective directors, officers, employees, attorneys and agents, on any theory of liability, for special, indirect, consequential or punitive damages arising out of or otherwise relating to this Shareholder Agreement.

SECTION 9.03.  Arbitration.  Any dispute arising out of or in connection with this Shareholder Agreement shall, in addition to the rights of the parties under Section 8.01, be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators, appointed in accordance with the said Rules.  The arbitration procedure shall be conducted in English and located in Geneva, Switzerland.  Each party hereby waives any and all rights to contest the execution of any arbitral decision arising from this Section 9.03 in any proceeding whatsoever.  For purposes of the arbitration procedure agreed upon hereby, Dolphin Energia, EASA, NEV, IEASA and Eligible Transferee shall be considered, and shall act as, a single party, represented by unified counsel.

SECTION 9.04.  Prohibition to assign.  The Shareholders may not assign or transfer this Shareholder Agreement under any circumstance, except as stipulated in Section 9.05.

SECTION 9.05.  Non-Termination upon Transfer.  (a) (i) EDFI and Dolphin shall have the right, at any time during the term of this Shareholder Agreement, to assign a portion or all of its rights and obligations in this Shareholder Agreement to an Affiliate.  In order for a sale (and transfer of rights and/or obligations) of either EDFI or Dolphin to an Affiliate to be effective, the transferee must adhere to the terms and conditions of this Shareholder Agreement and assume in writing pursuant to Section 2.03 hereof all rights and obligations of the transferor to the extent of its equity participation, directly or indirectly, in EDENOR.  In any case and notwithstanding anything to the contrary above, each of EDFI and Dolphin shall remain liable for the obligations of its transferee pursuant to this Agreement so long as the transferee is controlled by, or is in common control with, such party.

(ii)           Except for the rights and obligations of EDFI under Articles III and IV and, to the extent provided below, Sections 6.01 to 6.03 of this Shareholder Agreement, all other rights and obligations of EDFI under this Shareholder Agreement shall be effectively transferred upon a partial or total sale by EDFI or its Affiliate (an “EDFI Transferee”) of its direct and indirect equity participation in EDENOR, in accordance with the terms and conditions of this Shareholders Agreement, to a new third-party transferee (a “Third-Party Transferee”).  In order for a sale of EDFI’s Transferee of its direct and indirect equity participation in EDENOR to be effective, the Third-Party Transferee must adhere to the terms and conditions of this Shareholder Agreement and assume all rights and obligations of EDFI or EDFI’s Transferee to the extent of its equity participation, directly or indirectly in EDENOR.

(b)           The rights and obligations of Dolphin in this Shareholder Agreement shall be effectively transferred upon a partial or total sale of their direct and indirect equity participation in EDENOR to a Transferee and, if applicable, any Affiliate of such Transferee (provided that such sale is not considered an Excluded Dolphin Transaction under section (ii)

and (iii) of such definition) if after consummation of such sale (i) Dolphin either directly or indirectly through any Affiliate (a) would hold less than a majority of the voting securities of Edenor, or (b) would not have the right to appoint a majority of the Board of Directors of EDENOR, or (ii) such Transferee, together with any Affiliate of such Transferee, would effectively hold an equity participation directly or indirectly of at least 20% of the Shares of EDENOR.  In order for such sale of its direct and indirect equity participation in EDENOR to be effective, the Transferee and any Affiliate of such Transferee must adhere to the terms and conditions of this Shareholder Agreement and assume all rights and obligations of Dolphin and EASA to the extent of its equity participation, directly or indirectly, in EDENOR.

(c)           Notwithstanding anything to the contrary, any transfer of EDFI’s rights with regards to Sections 6.01 to 6.03 hereof shall be limited as follows: (a) these rights may be transferred to no more than two Third Party Transferees, provided that any such Third Party Transferee shall hold at least 5% of the Shares of EDENOR; and (b) if at any time either EDFI and one Third Party Transferee or two Third Party Transferees maintain the right to exercise the Put Option and one such party exercises the Put Option, only the party that exercised the Put Option will be accordingly entitled to exercise the Drag-Along Right provided in Section 6.02 and the second party shall be prohibited from exercising its rights under the Put Option until the expiration of the Drag-Along Right period provided for in Section 6.02 so long as the second party is given a full Tag-Along Right in connection with such Drag-Along Right.

SECTION 9.06.  Severability.  If any provision of this Shareholder Agreement becomes illegal, invalid, null or otherwise nonenforceable, the remaining sections and provisions hereof shall remain in full force and effect, and the Shareholders agree to negotiate in good faith another legally binding clause equivalent to that clause declared to be illegal, invalid, null or otherwise nonenforceable, thereby overcoming the legal defect that rendered it invalid.

SECTION 9.07.  Fees and Expenses.  The Shareholders agree to bear their own fees and expenses in connection with the preparation and negotiation of this Shareholder Agreement and that such fees and expenses shall not be the responsibility or obligation 3f any other Shareholder hereto, including, without limitation, the fees and expenses of any lawyers, accountants or investment banking firms retained in connection herewith.

SECTION 9.08.  Domiciles and Notices.  (a) For all legal purposes of this Shareholder Agreement, the Shareholders establish their respective domiciles as set forth below, where all notices to be given hereunder shall be deemed valid:

If to EDFI:
Direction Générale
20 place de la Défense
TOUR EDF
92050 Paris la Défense
FRANCE
Fax number: 00.33.1.56.65.22.31

If to Dolphin Energía:
Bouchard 547, 26th Floor
Buenos Aires
ARGENTINA
Fax Number: (54-11) 4510-9555

If to IEASA:
Bouchard 547, 26th Floor
Buenos Aires
ARGENTINA
Fax Number: (54-11) 4510-9555

If to EASA:
Bouchard 547, 26th Floor
Buenos Aires
ARGENTINA
Fax Number: (54-11) 4510-9555

If to NEV
Bouchard 680, 14th Floor
Buenos Aires
ARGENTINA
Fax Number: (54-11) 5236-4401

(b)           Notices, which must be in writing, may be given personally, by fax or private courier, return receipt requested, or by certified letter, addressed to the foregoing domiciles.  The addresses set forth above may be changed at any time by giving due notice thereof to the other Shareholder.

IN WITNESS WHEREOF, this Purchase Agreement is executed in Buenos Aires, as of the date first above written, in 5 counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

EDF INTERNATIONAL S.A.

By
Name:
Title:

DOLPHIN ENERGIA S.A.

By
Name:
Title:

ELECTRICIDAD ARGENTINA S.A.

By
Name:
Title:

NEW EQUITY VENTURES LLC

By
Name:
Title:

IEASA S.A.

By
Name:
Title: